Exhibit 99.63

AMALGAMATION AGREEMENT

THIS AGREEMENT is dated effective the 15th day of June, 2020.

AMONG:	CARBON STREAMING CORPORATION a corporation incorporated under the laws of the Province of British Columbia (“CSC”)

AND:	1247374 B.C. LTD. a corporation incorporated under the laws of the Province of British Columbia (“Subco”)

AND:	1247372 B.C. LTD. a corporation incorporated under the laws of the Province of British Columbia (“Finco”)

WHEREAS Subco is a wholly-owned subsidiary of CSC, has not carried on any active business, and was formed for the sole purpose of effecting an amalgamation with Finco;

AND WHEREAS Subco and Finco wish to amalgamate and continue as one corporation (“Amalco”), whereby the securityholders of Finco will receive similar securities of CSC, in accordance with the terms and conditions hereof;·

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other lawful and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions

In this Agreement (including the recitals hereto) and each Appendix hereto:

“Agreement” means this amalgamation agreement.

“Amalco” means the corporation resulting from the Amalgamation.

“Amalco Share” means a common share in the capital of Amalco; and “Amalco Shares” means all of them collectively.

“Amalgamation” means the amalgamation of Subco and Finco on the terms and conditions set forth in this Agreement.

“Amalgamation Application” means, collectively: (i) a completed Form 13 - Amalgamation Application (in the form attached as Appendix A hereto), (ii) an affidavit of an officer or director of each of Finco and Subco required under section 277(1) of the BCBCA; (iii) a copy of this Agreement or directors’ resolutions approving the Amalgamation; and (iv) the applicable filing fee.

“Amalgamating Corporations” means Subco and Finco.

“Articles of Amalgamation” means the articles of amalgamation of Amalco substantially in the form set out in Appendix B hereto.

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“BCBCA” means the Business Corporations Act (British Columbia) as amended, including the regulations promulgated thereunder;

“Business Day” means a day other than a Saturday, Sunday or a civic or statutory holiday in the Province of British Columbia.

“CSC Securities” means collectively the CSC Shares and CSC Warrants to be issued under the Amalgamation.

“CSC Shares” means the post-Consolidation common shares in the capital of CSC; and “CSC Share” mean any one of them.

“CSC Warrant” means a share purchase warrant to be issued to a holder of a Finco Warrant, each warrant entitling the holder thereof to acquire one post-consolidation CSC Share at $0.125 for a period of five years following the Effective Date; and “CSC Warrants” means more than one of them.

“Effective Date” means the date when the Amalgamation Application has been accepted for filing by the British Columbia Registrar of Companies.

“Material Adverse Effect” means, as used in connection with events, contingencies, claims or other matters expressly relating to this Agreement, a matter which might adversely affect the condition (financial or otherwise), operations, business or prospects of any party hereto, and which a reasonably prudent investor would consider important in deciding whether to proceed with the transactions hereunder on the terms provided herein.

“Finco Securities” means collectively the Finco Shares and Finco Warrants.

“Finco Shares” means the common shares in the capital of Finco; and a “Finco Share” means any one of them.

“Finco Shareholder” means a registered holder of Finco Shares immediately prior to the filing of this Agreement.

“Finco Warrant” means a Finco Share purchase warrant, each Finco Warrant entitling the holder thereof to acquire one Finco Share at $0.05 for a period of five years; and “Finco Warrants” means more than one of them.

“Transaction” means the three-cornered amalgamation whereby Finco will amalgamate with Subco, pursuant to which the Finco Shareholders will receive CSC Shares, holders of Finco Warrants will receive CSC Warrants, and CSC shall be the sole shareholder of Amalco.

2.	Amalgamation

The Amalgamating Corporations hereby agree to amalgamate and continue as one corporation pursuant to the provisions of the BCBCA, and upon the terms and conditions hereinafter set out.

To this end, this Agreement must be submitted to the shareholders of each of the Amalgamating Corporations, for their approval, as required by the BCBCA. Once the approval of the shareholders has been obtained, the directors and officers of each of the Amalgamating Corporations will be authorized by means of this Agreement to execute all necessary actions in order to carry out this Agreement.

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3.	Effect of Amalgamation

On the Effective Date, subject to the BCBCA:

(a)	the amalgamation of the Amalgamating Corporations and their continuance as Amalco, under the terms and conditions prescribed in this Agreement, shall be effective;

(b)	the property of each of the Amalgamating Corporations shall continue to be the property of Amalco;

(c)	Amalco shall continue to be liable for the obligations of each of the Amalgamating Corporations;

(d)	any existing cause of action, claim or liability to prosecution with respect to either or both of the Amalgamating Corporations shall be unaffected;

(e)	any civil, criminal or administrative action or proceeding pending by or against either of the Amalgamating Corporations may be continued to be prosecuted by or against Amalco;

(f)	any conviction against, or ruling, order or judgment in favour of or against, either of the Amalgamating Corporations may be enforced by or against Amalco; and

(g)	the corporate charter of Amalco shall be as set forth in Appendix “A” to this Agreement.

4.	Organization of Amalco

Unless and until otherwise determined in the manner required by Law, by Amalco or by its directors or the holder or holders of the Amalco Shares, the following provisions shall apply:

(a)	Name. The name of Amalco shall be such name as created by adding “B.C. Ltd.” after the incorporation number, or such other name as may be determined by its board of directors.

(b)	Registered Office. The province in Canada where the registered office of Amalco shall be located is British Columbia; and its registered office shall be Suite 2900 - 595 Burrard Street, Vancouver, B.C.

(c)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise.

(d)	Authorized Share Structure. Amalco shall be authorized to issue an unlimited number of common shares without nominal or par value.

(e)	Initial Directors. The initial director of Amalco shall be Jeff Lightfoot of Suite 2900 - 595 Burrard Street, Vancouver, B.C. The management and operation of the business and affairs of Amalco shall be under the control of the board of directors as it is constituted from time to time.

(f)	Initial Officers. The first officer of Amalco shall be Jeff Lightfoot of Suite 2900 - 595 Burrard Street, Vancouver, B.C.; who shall hold such office at the pleasure of the board of directors of Amalco.

(g)	Articles. The articles of Amalco, until repealed, amended or altered, shall be substantially in the form set forth in Appendix B.

(h)	Fiscal Year End. The fiscal year end of Amalco will be the same as the fiscal year end of CSC.

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5.	Treatment of Issued Share Capital of the Amalgamating Corporations

On the Effective Date, upon the transaction set out in Section 3(a) becoming effective,

(a)	each holder of Finco Shares will receive one CSC Share in exchange for every 2.5 of such holder’s Finco Shares; and the Finco Shares so exchanged will be cancelled without reimbursement of the capital represented by such shares

(b)	each holder of Finco Warrants will receive one CSC Warrant in exchange for 2.5 of such holder’s Finco Warrant;

(c)	each issued and outstanding Subco Share shall be cancelled and replaced by the issuance of one Amalco Share, and

(d)	as consideration for CSC issuing CSC Securities to the holders of Finco Securities, Amalco will issue one Amalco Share to CSC for each CSC Share issued, such that CSC will be the sole shareholder of Amalco.

6.	No Fractional Shares

Notwithstanding anything to the contrary contained in this Agreement, no Finco Shareholder shall be entitled to, and CSC will not issue, fractions of any securities in CSC.

7.	Certificates

On the Effective Date, certificates evidencing Finco Shares and Subco Shares shall cease to represent any claim upon or interest in Finco or Subco, respectively, other than the right of the holder to receive the consideration provided for in this Agreement.

8.	Covenants of Finco

Finco covenants and agrees with Subco and CSC that it will:

(a)	use its commercially reasonable best efforts to obtain the approval of the Finco Shareholders to the Amalgamation, this Agreement and the Transaction in accordance with the BCBCA;

(b)	use its commercially reasonable best efforts to cause each of the conditions precedent set forth in Section 12 of this Agreement that are applicable in respect of Finco to be complied with; and

(c)	subject to the approval of the shareholders of each of Finco and Subco being obtained for the completion of the Amalgamation, thereafter jointly with Subco file with the British Columbia Registrar of Companies the Amalgamation Application, Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

9.	Covenants of CSC

CSC covenants and agrees with Finco and Subco that it will:

(a)	sign a resolution as sole shareholder of Subco in favour of the approval of the Amalgamation, this Agreement and the Transaction in accordance with the BCBCA;

(b)	use its commercially reasonable best efforts to cause each of the conditions precedent set fotih in Section 12 of this Agreement that are applicable in respect of CSC to be complied with; and

(c)	subject to the approval of the Finco Shareholders being obtained for the completion of the Amalgamation, take all corporate action necessary to reserve for issuance a sufficient number of CSC Shares to permit the issuance of CSC Shares on the Amalgamation.

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10.	Covenants of Subco

(a)	Subco covenants and agrees with Finco and CSC that it will not, from the date of execution hereof to the Effective Date, except with the prior written consent of Finco and CSC, conduct any business or do any other thing that could prevent Subco from performing any of its obligations hereunder; and

(6)	Subco further covenants and agrees with Finco that it will;

(i)	use its commercially reasonable best efforts to cause each of the conditions precedent set forth in Section 12 that are applicable in respect of Subco to be complied with; and

(ii)	subject to the approval of the shareholders of each of Finco and Subco being obtained for the completion of the Amalgamation, thereafter jointly with Finco file with the British Columbia Registrar of Companies the Amalgamation Application, the Articles of Amalgamation and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

11.	Representations and Warranties of the Parties

Each party represents and warrants to and in favour of the others that it is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against it in accordance with its terms.

12.	Conditions Precedent

The respective obligations of the parties hereto to consummate the Amalgamation are subject to the satisfaction of the following conditions, which, except for Section 12(a) below, may be waived by the consent of each of the parties without prejudice to their rights to rely on any of the other conditions in this Section 12:

(a)	this Agreement and the transactions contemplated hereby, including, in particular, the Amalgamation, being approved by: (i) the board of directors of CSC; (ii) the board of directors of Subco; (iii) the board of directors of Finco; (iv) the sole shareholder of Subco; and (v) the Finco Shareholders, in accordance with the BCBCA;

(b)	all the conditions stated elsewhere in this Agreement being met or waived;

(c)	there shall not exist any prohibition at law, order or decree restraining or enjoining the consummation of the Amalgamation or the Transaction.

13.	Amendment

This Agreement may be amended prior to or following its approval by the shareholders of the Amalgamating Corporations, by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(d)	waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment shall change the provisions hereof regarding the consideration to be received by Finco Shareholders upon the Amalgamation without approval by the Finco Shareholders, given in the same manner as required for the approval of the Amalgamation.

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14.	Termination

This Agreement may be terminated prior to or following its approval by the shareholders of the Amalgamating Corporations, by mutual agreement of the respective boards of directors of the parties hereto, without further action on the part of the shareholders of Finco or Subco, This Agreement shall also terminate without further notice or agreement if:

(a)	the Amalgamation is not approved by the Finco Shareholders entitled to vote in accordance with the BCBCA; or

(b)	any of the conditions set out in Section 12 are not satisfied or, if capable of being waived, are not waived by the relevant party, as applicable, prior to the Effective Date.

15.	Time of Essence

Time shall be of the essence of this Agreement.

16.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the courts of British Columbia shall have exclusive jurisdiction over every dispute hereunder. Each of the parties hereto· irrevocably attorns to the jurisdiction of the courts of British Columbia.

17.	Successors and Assigns

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

18.	Assignment

None of the parties hereto may assign its interest in this Agreement without the written consent of the other parties hereto.

19.	Notice

Any notice which a party may desire to give or serve upon the other party shall be in writing and may be delivered 01· sent by electronic transmission to the address(es) provided from time to time by each party to the other.

1n the case of delivery or electronic transmission, notice shall be deemed to be given, if prior to 5:00 pm local time at place of receipt, on the date of delivery or transmission or, if after 5:00 pm local time at the place of receipt, on the next following Business Day.

20.	Further Assurances

Each of the parties hereto agrees to execute and deliver such further instruments and to do such further acts and things as may reasonably be necessary or desirable to carry out the intent of this Agreement.

21.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when delivered (including by electronic delivery) shall be deemed to be an original and all of which together shall constitute one and the same document.

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IN WITNESS WHEREOF this Agreement has been duly executed by the parties hereto as of the date first written above.

CARBON STREAMING CORPORATION
By its authorized signatory:

(signed) “Richard Redfern”

1247372 B.C. LTD.
By its authorized signatory:

(signed) “Jeffrey Lightfoot”

1247374 B.C. LTD.
By its authorized signatory:

(signed) “Richard Redfern”